SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

June 27, 2014 (June 25, 2014)

Date of Report (Date of earliest event reported)

Endurance Specialty Holdings Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	1-31599	98-0392908
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Waterloo House, 100 Pitts Bay Road

Pembroke HM 08, Bermuda

(Address of principal executive offices, including zip code)

(441) 278-0400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry Into a Material Definitive Agreement.

Commitment Letter Joinder

On June 25, 2014, Endurance Specialty Holdings Ltd. (the “Company” or “Endurance”) entered into a joinder letter (the “Commitment Letter Joinder”) to the Company’s commitment letter with Morgan Stanley Senior Funding, Inc., dated June 2, 2014 (the “Commitment Letter”), previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 6, 2014, which amended the Commitment Letter to, among other things, add Morgan Stanley Bank, N.A.; JPMorgan Chase Bank, N.A.; Wells Fargo Bank, National Association; Bank of Montreal, Chicago Branch; Lloyds Bank plc and ING Bank N.V. as additional financial institutions providing the commitments thereunder.

Amendment to the Revolving Credit Agreement

On June 25, 2014, the Company entered into the First Amendment (the “Amendment”) to the Credit Agreement, dated as of April 19, 2012 (the “Revolving Credit Agreement”), among the Company, various designated subsidiaries of the Company, JPMorgan Chase Bank, N.A., as the administrative agent (the “Administrative Agent”), and a syndicate of commercial banks. The Amendment also amends the Security Agreement, dated as of April 19, 2012, among the Company and various designated subsidiaries of the Company, Deutsche Bank Trust Company Americas, as collateral agent, and the Administrative Agent. The Amendment contains certain amendments to such agreements to facilitate the proposed acquisition of Aspen Insurance Holdings Limited (“Aspen”) and to change certain other provisions of the Credit Agreement by, among other things, increasing the maximum permitted leverage ratio (calculated as provided in the Credit Agreement) from 0.35:1.00 to 0.40:1.00 until the last day of the third full fiscal quarter following the consummation of any acquisition of Aspen, increasing the permitted amount of letters of credit and unsecured indebtedness and increasing the threshold amounts for cross-defaults, judgment defaults, and defaults under the Employee Retirement Income Security Act of 1974, as amended. Certain of the amendments become effective only upon consummation of an acquisition of Aspen.

The description contained herein of the Commitment Letter Joinder and the Amendment and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to such agreements, which are attached to this Current Report on Form 8-K as Exhibit 10.1 and 10.2, respectively, and which are incorporated by reference herein.

Additional Information about the Proposed Transaction and Where to Find It

This Current Report on Form 8-K and the exhibits hereto relate to the offer commenced by Endurance to exchange each issued and outstanding common share of Aspen (together with associated preferred share purchase rights) for $49.50 in cash, 0.9197 Endurance common shares, or a combination of cash and Endurance common shares, subject to a customary proration mechanism. This Current Report on Form 8-K and the exhibits hereto are for informational purposes only and do not constitute an offer to exchange, or a solicitation of an offer to exchange, Aspen common shares, nor are they a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and Election and related documents and as amended from time to time, the “Exchange Offer Documents”) that Endurance has filed with the SEC. The Endurance exchange offer will be made only through the Exchange Offer Documents.

This Current Report on Form 8-K and the exhibits hereto are not a substitute for any other relevant documents that Endurance may file with the SEC or any other documents that Endurance may send to its or Aspen’s shareholders in connection with the proposed transaction. Endurance has sent to Aspen shareholders a solicitation statement with respect to the solicitation of (i) written requisitions that the board of directors of Aspen convene a special general meeting of Aspen’s shareholders to vote on an increase in the size of Aspen’s board of directors from 12 to 19 directors and (ii) Aspen shareholder support for the proposal of a scheme of arrangement by Endurance which will entail the holding of a court-ordered meeting of Aspen shareholders at which Aspen’s shareholders would vote to approve a scheme of arrangement under Bermuda law pursuant to which Endurance would acquire all of Aspen’s outstanding common shares on financial terms no less favorable than those contained in its acquisition proposal announced on June 2, 2014 (the “Solicitation Statement”).

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND THE SOLICITATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ENDURANCE HAS FILED OR MAY FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Endurance at Investor Relations, +1 441-278-0988 (phone), investorrelations@endurance.bm (email).

Participants in the Solicitation

Endurance and its directors and certain of its executive officers and employees may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about Endurance’s directors, executive officers and employees who may be deemed to be participants in the solicitation, including a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the Solicitation Statement and Endurance’s proxy statement, dated April 9, 2014, for its 2014 annual general meeting of shareholders.

Item 9.01. Exhibits.

(d)	Exhibits

Exhibit Number	Description

10.1	Commitment Letter Joinder, dated June 25, 2014

10.2	First Amendment, dated June 25, 2014, to the Credit Agreement, dated as of April 19, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2014

By:	/s/ John V. Del Col
Name:	John V. Del Col
Title:	General Counsel & Secretary

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